UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-14626

CUSIP NUMBER
(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D	20440T201
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brazilian Distribution Company (Companhia Brasileira de Distribuição)

Full Name of Registrant
Not applicable
Former Name if Applicable
Avenida Brigadeiro Luiz Antonio, 3142
Address of Principal Executive Office ( Street and Number )
São Paulo, São Paulo, 01402-901, Brazil
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☑
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brazilian Distribution Company (Companhia Brasileira de Distribuição) (the “Registrant”) respectfully notifies the United States Securities and Exchange Commission (“SEC”) that it will be unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”). As a result of the delays it has experienced in concluding certain stages of the transaction to segregate the business of the Registrant and Almacenes Éxito S.A. (“Éxito”), which was described on the Form 6-K furnished to the SEC on September 6, 2022, the Registrant is still reviewing the financial statements of Éxito, including Éxito’s management’s assessment of internal control over financial reporting. The Registrant is making all efforts to file the Annual Report within 15 calendar days following the prescribed due date. However, no assurance can be given that it will be able to file the Annual Report within the 15-day period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Guillaume Marie Didier Gras	+55 11	3886-0421
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Companhia Brasileira de Distribuição

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2023	By:	/s/ Guillaume Marie Didier Gras
Guillaume Marie Didier Gras
Chief Financial Officer and Investor Relations Officer